BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
July 3, 2008
Mr. Carlton E. Tartar
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Re:	Berkshire Hathaway Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File No. 1-14905
Dear Mr. Tartar:
The purpose of this letter is to respond to your letter dated June 4, 2008. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter.
Form 10-K for the Fiscal Year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property and Casualty Losses, page 39
1.	You disclosed that in certain European countries clients report claims on an annual basis 90 to 180 days after the end of the annual period. Since this poses the potential for a higher degree of uncertainty related to your estimate of assumed loss reserves please disclose the following:
•	The dollar amount of loss reserves recorded based on information received from the cedants and for those contracts where you do not receive information from cedants, the amount of the reserves recorded and how you estimate those reserves; and

•	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved.

Carlton E. Tartar
Securities and Exchange Commission

Approximately $875 million of gross loss reserves (slightly in excess of 1.5% of Berkshire’s consolidated loss reserves as of December 31, 2007) were derived from contracts where cedants report on an annual basis 90 to 180 days after the end of the annual period. Generally such cedants have been located in Central Europe, Latin America and Asia.

The actuarial processes and techniques employed in estimating such loss reserves are similar to the processes and techniques used in establishing reserves where ceding company reports are received on a more timely basis. To the extent that the reporting occurs consistently over time, the incremental reporting lag is reflected in the selection of loss emergence patterns within the actuarial processes. It should be noted that cedants are required to report large individual or catastrophe losses as they become known and, therefore, loss reserve estimates for such occurrences are reflected in loss reserves on a current basis. Backlogs related to processing reports of ceding companies were insignificant as of December 31, 2007.

Berkshire does not believe that these additional disclosures are currently quantitatively or qualitatively material to the disclosures previously made. Berkshire will include these additional disclosures in future filings to the extent this information becomes material.
Financial Statements, page 50
2.	You appear to have a significant ownership interest in Moody’s Corporation. Please provide the related party disclosures required by paragraph 2 of SFAS 57.

As of December 31, 2007, Berkshire’s consolidated ownership of Moody’s Corporation (“Moody’s”) common stock represented 19.1% of Moody’s outstanding shares. Berkshire’s ownership interest in Moody’s has increased in recent years due to treasury stock purchases by Moody’s. Nevertheless, Berkshire concluded that Moody’s was not a “related party” as defined in paragraph 24 of SFAS 57. In particular, Berkshire concluded that it could not control or significantly influence the management or operating policies of Moody’s and therefore Berkshire did not account for its investment in Moody’s under the equity method. Since Moody’s was not a “related party,” the disclosures required under paragraph 2 of SFAS 57 were not required.

For the benefit of the Commission, Berkshire paid approximately $2 million to Moody’s during 2007 for ratings services related to the issuance of debt instruments, ratings of the claims paying ability of certain Berkshire insurance subsidiaries and credit research services. In addition, Berkshire received $15 million of dividends on its common stock holdings. Otherwise, Berkshire had no other business transactions with Moody’s.

Carlton E. Tartar
Securities and Exchange Commission

Consolidated Statements of Cash Flows, page 53
3.	You disclosed that you received premiums on put options of $2.9 billion in 2007. Please tell us how you classified the premiums received on put options in your statements of cash flows.

Premiums received on equity index put and credit default derivative contracts of $2.9 billion in 2007 were included in operating cash flows as a component of changes in derivative contract assets and liabilities within the Consolidated Statement of Cash Flows.
Note 4 — Investments in fixed maturity investments, page 61
4.	Please disclose the amount of securities that are guaranteed by third parties along with their credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

The fair value of investments in fixed maturity securities that were insured/guaranteed by third party monoline insurers was approximately $600 million as of December 31, 2007 (approximately 1.9% of Berkshire’s total investments in fixed maturity securities). Such amount excludes the fair value of securities where the issuer has placed U.S. Government securities in escrow to cover the remaining principal and interest. Substantially all of the insured securities were rated AA or AAA with the benefit of the guarantee. The largest concentration with a single insurer was approximately $200 million. Without the guarantee, approximately 80% of the securities were rated A or higher and most of the remainder were not rated. Substantially all of these securities were issued by states, municipalities or political subdivisions. Berkshire has no direct investments in any of the third party guarantors.

During the first quarter of 2008, Berkshire’s finance businesses invested in auction rate securities and variable rate demand notes issued by various states, municipalities and political subdivisions. At March 31, 2008, investments in auction rate securities and variable rate demand notes were approximately $3.8 billion. Substantially all of these securities were insured by third parties and were limited to securities where Berkshire assessed and concluded that the underlying credit of the issuers was good without the benefit of an insurer’s guarantee. In addition, approximately 85% of these securities were rated A or higher without the benefit of an insurer guarantee. Approximately two-thirds of the remaining securities were not rated on an underlying basis. To the extent that such investments are significant, Berkshire will include information related to the ratings of these securities with and without the benefit of third party guarantees in its future 10-Q and 10-K filings.

Carlton E. Tartar
Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter ended March 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment and Derivative Gains/Losses, page 23
5.	Please explain in more detail how the derivative contracts are fair valued and provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please also include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the financial statements at the balance sheet date.

As disclosed in the Investment and Derivative Gains/Losses section of Management’s Discussion and Analysis for the three months ending March 31, 2008, Berkshire’s derivative contract losses in 2008 were primarily concentrated in credit default and equity index put option contracts. Methodologies used in determining fair values of such contracts are discussed below and will be included in Berkshire’s future 10-Q and 10-K filings.

As of March 31, 2008, Berkshire’s credit default contract exposures were primarily in various “high-yield” indexes of corporate issuers in North America whose obligations were rated below investment grade. These contracts generally cover the loss in value of senior unsecured debt obligations of those entities in the event of default for non-payment or bankruptcy over the contract period (usually 5 years). Losses in each contract are limited to specified amounts per issuer, as well as aggregate limits for all losses under the contract. Premiums received from counterparties are paid at the inception date so Berkshire has no credit exposure for unpaid premiums. None of Berkshire’s credit default contracts involve direct exposure to mortgage or asset backed loan structures, including collateralized debt obligations.

In determining the fair value of the credit default contracts, Berkshire used bid/ask pricing data available on similar contracts as the basis for estimating fair value. Pricing data is regularly monitored and reviewed by management for consistency as well as reasonableness. Pricing data for newer credit default contracts tends to vary little among the different pricing sources, which is an indication that trading of such contracts is relatively active. As contracts age, variations in pricing data tend to widen. However, the impact of such variations is mitigated by the tendency for valuations to decline over time as risks of default decline relative to the time remaining to expiration.

Carlton E. Tartar
Securities and Exchange Commission

Berkshire’s equity index put option contracts are European style options and at inception had durations of 15-20 years. At March 31, 2008, the weighted average remaining life of these contracts was approximately 14 years. Berkshire does not believe similar contracts are exchanged in active or inactive markets and does not have access to reliable current market pricing data with respect to similar contracts.

Berkshire utilizes the Black-Scholes valuation model in determining estimated fair values of equity index put option contracts. Inputs to that model include the current index value, strike price, discount or interest rate, dividend rate, foreign currency exchange rate and contract expiration date. Berkshire believes the two most significant economic risks relate to changes in equity prices and foreign currency exchange rates. Sensitivities to changes in these risks were disclosed in the equity price and foreign currency risks sections of Berkshire’s market risk disclosures in its Form 10-K for the year ending December 31, 2007. There were no material changes in market risks associated with these contracts during the first quarter of 2008. (This was disclosed in Berkshire’s Form 10-Q for the fiscal quarter ended March 31, 2008.)

In addition, the Black-Scholes calculations incorporate volatility inputs which are generally not observable. At March 31, 2008, the estimated fair value of these contracts was $6,171 million and the weighted average volatility was 22.8%. The impact on fair value from changes to volatility is summarized below. The values of contracts in an actual exchange are affected by market conditions and perceptions of the buyers and sellers. Actual values in an exchange may differ significantly from the values produced by any mathematical model. Dollars are in millions.

Hypothetical change in volatility (percentage points)	Hypothetical fair value
Increase 2 percentage points	$6,777
Increase 4 percentage points	7,379
Decrease 2 percentage points	5,563
Decrease 4 percentage points	4,956

Carlton E. Tartar
Securities and Exchange Commission

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours, BERKSHIRE HATHAWAY INC.
/s/ Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President — Chief Financial Officer
MDH/es

cc:	Mr. Joel Parker — Accounting Branch Chief Mr. Gus Rodriquez — Staff Accountant Mr. Daniel J. Jaksich